Exhibit  11.4
Algae Dynamics Corp.

SUBSTANCE ABUSE POLICY

Algae Dynamics Corp. is committed to being the industry leader in providing outstanding value to its customers, a safe and stimulating work environment for its employees, and superior returns for its shareholders. Recognizing the potential negative effects of alcohol and drugs on the organization, in particular the hazards that those individuals who abuse alcohol and/or drugs pose to themselves, their co-workers, and the general public, the Company has implemented a drug and alcohol policy. Drug and alcohol abuse is not acceptable in the workplace. The Company acknowledges its obligation to take all reasonable steps to ensure the health and safety of its workers. This policy provides for the testing of employees for drug/alcohol abuse, assisting employees who voluntarily seek help for problems relating to alcohol and/or drugs, and educating employees on the dangers of drug and alcohol abuse. The Drug and Alcohol policy applies to all employees of Algae Dynamics Corp. This policy may also be extended to subcontractors. For the purposes of this policy, the following are prohibited:

1. Being impaired by alcohol/drugs while at work.
2. The possession or use of illicit drugs on Company premises, at Company worksites, or in Company vehicles.
3. The presence in the body of illicit drugs (or their metabolites) while at work.
4. Refusal to submit to drug/alcohol testing, failure to report to a Company-designated facility for a drug/alcohol test, or tampering or attempting to tamper with a test sample.

Disciplinary Action

Employees who violate the provisions of this policy are subject to disciplinary action up to and including termination of employment.

Work Rules Governing Drug/Alcohol Abuse

Employees are not to report to work or be at work if they are impaired by alcohol or drugs. An employee who is taking legal medication (whether or not prescribed by a physician) which may affect or impair judgment, co-ordination or perception so as to adversely affect his/her ability to perform work in a safe and productive manner, must notify his/her supervisor prior to commencing work. The supervisor will determine whether the employee will be permitted to work or whether work restrictions will be applied. Employees who are not capable of competently and safely performing their job duties will not be permitted to work and will be required to leave the Company premises/job site. When an employee, considered to be in an unfit condition, is requested to leave Company premises, transportation to his/her residence will be arranged by his/her supervisor. The Company reserves the right to temporarily remove, reassign or suspend an employee pending a determination of the employee’s fitness for work, assessment of a drug/alcohol problem, or completion of an investigation into a possible violation of this policy.

Drug and Alcohol Testing

In the interest of safety and the objective of ensuring a work environment free of impairment by drugs/alcohol, employees and potential employees are required to submit to tests for drugs and/or alcohol. Such tests may include breath analysis, urinalysis, or any other test(s) considered appropriate. Urinalysis will be performed at a medical facility designated by the Company. The Company will not accept test results from any facility other than one designated by the Company. Following receipt of a conditional offer of employment, a potential employee, as part of his/her medical, will be required to provide a urine sample which will be tested to detect the presence of drugs/alcohol. A positive test may result in the refusal of or termination of employment. If there is reasonable cause to believe that an employee is in violation of this policy, the Company may require the employee to submit to alcohol/drug testing and/or physical testing of motor skills and reactions. Reasonable cause shall mean observation of impaired motor skill proficiency, impaired judgment, or unusual conduct, or any reliable information provided to the Company of drug/alcohol consumption at work or an inappropriately short time prior to reporting to work. Following an accident or a near miss the Company may require those involved to undergo testing for drugs/alcohol. From time to time the Company may require all employees in a work group to submit to testing for drugs/alcohol. All Company employees, including management and office personnel, are subject to drug and alcohol testing.

Positive Test Results

The maximum permitted level of blood alcohol will be .03 milligrams of alcohol per 100 millilitres of blood. In the absence of legislated thresholds, the drug levels that will be reported as a positive result will be based on industry norms as recommended by the consultant engaged by the Company. An employee who tests positive for drugs/alcohol will be advised of the positive test result and will be suspended immediately without pay pending a determination by the Company of the disciplinary action to be taken. Such individual will also be encouraged to meet with his/her physician for assessment. If the employee is not terminated, he/she will be required to undergo a drug/alcohol test at a time determined by the Company prior to being permitted to return to work. Should the result of such test be positive, disciplinary action will be enforced. An employee who returns to work following a suspension resulting from a positive drug test will be subject to random drug testing by the Company for a period not to exceed 24 months following his/her return. During such period, any positive test for drugs/alcohol will result in disciplinary action. In the event of a positive test result, an employee has the right to request a re-test of the original specimen within 30 days of his/her being originally notified of the positive result. The costs incurred for a positive re-test will be borne by the employee.

Assistance Available

Employees who have drug or alcohol problems are encouraged to seek assistance before performance problems (whether or not in violation of this policy) lead to disciplinary action. On being approached by an employee for help in overcoming a drug/alcohol problem, the Company will put the employee in contact with a medical practitioner who, if necessary, will make a referral to the appropriate agency (eg., AADAC). An acknowledgment by an employee of a drug/alcohol abuse problem will not be a cause for disciplinary action. Notwithstanding such, an employee’s request for assistance will not be a defense to the imposition of disciplinary action where a violation of this or other policies/workplace rules has occurred. Employees who enter a treatment program will be required to sign a form authorizing the administrators of such program to release to the Company information regarding the employee’s progress and degree of commitment to the program. The Company will exercise reasonable care and caution to maintain confidentiality relating to an employee’s participation in a treatment program.